Mail Stop 4561

December 12, 2007

James H. Long
Chief Executive Officer
INX Inc.
6401 Southwest Freeway
Houston, TX 77074

      Re: INX Inc.
             Amendment No. 1 to Registration Statement on Form S-3
             Filed November 26, 2007
             File No. 333-146632

             Registration Statement on Form S-3
             Filed October 15, 2007
             File No. 333-146710

Dear Mr. Long:

      We have reviewed your revised filing and response letter and have the following comment.

Amendment No. 1 to Form S-3 (File No. 333-146632)

Exhibit 5.1, Opinion of Epstein Becker & Green, P.C.

1. We note that the opinion states that the Underlying Warrants, when sold, will be validly issued, fully paid and nonassessable. Please file a revised opinion that opines as to whether the warrants are binding obligations under the state contract law governing the warrant agreement. In addition, for future reference, please note that any legal opinion provided in connection with takedowns of warrants under your shelf registration statement (File No. 333-146710) should also contain an opinion as to whether the warrants are binding obligations.

                      ***

Please contact Katherine Wray at (202) 551-3483 or Jay Ingram at (202) 551-3397 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (212) 878-8759
        Christopher M. Locke, Esq.
        Epstein Becker & Green, P.C.
        Telephone: (212) 351-4605